UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2025

Commission file number: 001-38350

Lithium Argentina AG

(Translation of Registrant’s name into English)

Dammstrasse 19, 6300 Zug,

Switzerland

(Address of Principal Executive Office)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [ ]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.4 and 99.5 to this Form 6-K of Lithium Argentina AG (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form S-8 (333-282163) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Argentina AG
(Registrant)

By:	“Samuel Pigott”
Name:	Samuel Pigott
Title:	President and Chief Executive Officer

Dated: March 17, 2025

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the year ended December 31, 2024

99.2	Management’s Discussion and Analysis for the year ended December 31, 2024

99.3	News Release dated March 17, 2025

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Consent of David Burga